April 8, 2016
VIA EDGAR AND ELECTRONIC MAIL
Christopher Dunham, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549
Re:	GAMCO Investors, Inc. (“GAMCO”) Preliminary Proxy Statement on Schedule 14A filed on March 22, 2016 (the “Proxy Statement”)
Dear Mr. Dunham:
We acknowledge receipt of the oral comment of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter (the “Staff Comment”) and provide the following response.  To facilitate the Staff’s review, we have reproduced the text of the Staff Comment in italics below.  In addition, we are providing on a supplemental basis, a redline copy of the revised Proxy Statement to show each change from the originally filed Proxy Statement.
1.	The Staff requested that GAMCO revise its disclosure to include all required information under Item 402 of Regulation S-K.
GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.
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The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.
Sincerely,

/s/ Kevin Handwerker
       Kevin Handwerker
      Executive Vice President, General Counsel and Secretary

cc:	Elizabeth Gonzalez-Sussman, Olshan Frome Wolosky LLP